

November 19, 2014

Via E-mail
Mr. Joseph C. Radziewicz
Vice President, Chief Financial Officer and Chief Accounting Officer
STR Holdings, Inc.
18 Craftsman Road
East Windsor, CT 06088

> **RE: STR Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2014**
> **File No. 1-34529**

Dear Mr. Radziewicz:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Schedule 14A filed April 1, 2014

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

1. We note that the total amount of compensation was based in part on individual performance. In future filings, for each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief